

March 4, 2009

Mr. Arthur M. Evans
Chief Financial Officer
Tri-Valley Corporation
4550 California Avenue, Suite 600
Bakersfield, CA 93309

> **Re: Tri-Valley Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed February 2, 2009**
> **File No. 001-31852**
> **Response Letter Dated January 30, 2009**

Dear Mr. Evans:

We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition

Critical Accounting Policies, page 21

1.   We note your revised disclosure in response to comment 4 of our letter dated December 31, 2008 in which you have further identified the factors upon which estimates are made to support the amounts recorded in your financial statements related to deferred tax assets and commitments and contingencies. However, the remaining disclosures do not provide the reader with a full understanding of the sensitivity of such amounts to changes in the estimates upon which they are based. For example, your discussions of oil and gas reserves, impairment of oil

and gas properties and asset retirement obligations do not discuss the dollar impact of a percentage change in the primary factors underlying these estimates (such as oil and gas prices, reserve estimates, discount rates, etc.). Please further expand your disclosure to provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

2.   We note your response to prior comment number 7 with regard to your accounting for certain costs incurred in connection with your drilling and development activity. Please clarify your basis for deferring costs of leasing, acquisition, and other geological and geophysical costs incurred in connection with your drilling and development activities. If you are accounting for the costs in accordance with SFAS 19, please clarify how you determined that the costs are in the scope of SFAS 19. If you are not, please clarify the accounting guidance that supports your deferral of these costs.

Note 9 – Financial Information Relating to Industry Segments, page 57

3.   We have reviewed your response and expanded disclosure to our prior comment 9. The basis for the calculation of operating income (loss) amounts reported in the tables on pages 58 and 59 remains unclear. As these amounts do not agree materially with the line items on your statements of operations, please provide the reconciling items and information required by paragraph 32 of SFAS 131 to clarify the calculation of these amounts to the readers of your financial statements.

Exhibits and Financial Statement Schedules, page 98

4.   We note that this filing contains updated financial statements. Please advise us why you have apparently not provided a new Section 906 certification.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Tim Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director